UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated December 17, 2019

Commission File Number 001-38018

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Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

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N/A

(Translation of Registrant's Name)

Level 7, 420 King William Street

Adelaide SA 5000

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No  ☒

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Board of Directors - Membership changes

Effective as of December 17, 2019, the Board appointed Mr. Uwe Henke Von Parpart ("Mr. Parpart") as the independent member of the Board as well as members of Audit, and Compensation and Nominating Committees. Mr. Parpart meets the Nasdaq Stock Market independence requirements as well as additional independence requirements under U.S. securities laws for membership on the Audit Committee.

Mr. Uwe von Parpart

Mr. Uwe Henke Von Parpart is currently the Chairman and Publisher of Asia Times Holding Limited, a Hong Kong based English language news media publishing group, covering politics, economics, business and culture from an Asian perspective.

Previously, Mr. Parpart was the Executive Managing Director, Chief Strategist, and Head - Research of RFM of Reorient Group Limited and brought over three decades of experience in finance, journalism, and academia to the Group. Before Reorient, he was the Chief Economist and Strategist at Cantor Fitzgerald HK Capital Markets and prior to that a senior currency strategist at Bank of America.

Mr. Parpart's experience in Asia dates back to the late 1980s, when he worked with the Mitsubishi Research Institute in Tokyo, and later served as an advisor to the Thailand's Prime Minister's office. He has contributed to numerous magazines and publications, was the founding editor of Asia Times from 1995 - 1997, a contributing editor of Forbes magazine, and a columnist for Shinchosha Foresight magazine, Tokyo. He is a frequent guest on CNBC and Bloomberg TV.

After serving as an officer in the German Navy, Mr. Parpart received a Fulbright scholarship for doctoral studies in Mathematics and Philosophy at the University of Pennsylvania. He had also taught at University of Pennsylvania and Swarthmore College.

Exhibit Description

99.1 Press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 18, 2019

Integrated Media Technology Limited

By:	/s/ Con Unerkov
Name:	Con Unerkov
Title:	Executive Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release, dated December 18, 2019: Integrated Media Technology Limited Announces Appointment of New Director